November 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Christine Westbrook

Re:	Diversey Holdings, Ltd.

Registration Statement on Form S-1 (File No. 333-260875)

Dear Ms. Westbrook:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Diversey Holdings, Ltd. (the “Company”) that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 P.M. (Eastern time) on Wednesday, November 10, 2021, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to take all reasonable steps to effect the distribution of as many copies of the preliminary prospectus, dated as of the date hereof (“Preliminary Prospectus”), to secure adequate distribution of the Preliminary Prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

In connection with the Preliminary Prospectus distribution, we, as representatives of the several underwriters, hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. LLC
As representatives of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jordan Shanker
Name:	Jordan Shanker
Title:	Director

MORGAN STANLEY & CO. LLC

By:	/s/ Derek Davidson
Name:	Derek Davidson
Title:	Executive Director

[Signature Page to Request for Acceleration of Effectiveness]